O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  MNEIDELL@OLSHANLAW.COM
DIRECT DIAL:  212.451.2230

March 24, 2015

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Select Comfort Corporation
Amended Preliminary Proxy Statement filed on Schedule 14A
PRRN14A filing made on March 20th, 2015
by Blue Clay Capital Partners CO III, LP, et al. (“Blue Clay”)
File Number: 000-25121

Dear Mr. Panos:

We acknowledge receipt of the letter of comment dated March 23, 2015 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Blue Clay and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed copy of the Revised Preliminary Proxy Statement on Schedule 14A (Amendment No. 2) filed on the date hereof by Blue Clay (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

PRRN14A filing made on March 20th, 2015

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

1.
We have reviewed the response to prior comment one, and reevaluated the disclosure made in paragraph four of the cover letter to shareholders. In addition to not being a required disclosure under Rule 14a-101, the cover letter includes a disclosure that only indicates a “Proxy Statement and the [ ] BLUE proxy card are first being furnished to shareholders on or about…” The term “furnished” remains open to interpretation. Please advise us whether the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically, or if the participants are intending to rely upon other means to fulfill their obligations under Rule 14a-3(a) and Rule 14a-4(f). To the extent the participants are relying upon Rule 14a-16, please summarize for us how compliance with Rule 14a-16 has been effectuated.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 24, 2015

Blue Clay acknowledges the Staff’s comment.  Blue Clay has revised the disclosure to indicate that the Proxy Statement will be mailed to shareholders of the Company and has moved such disclosure to the body of the Proxy Statement.  See page 2.

We Are Concerned with the Board’s Excessive Tenure, page 9

2.
The participants’ disclosure regarding the change in the issuer's policy towards board tenure continues to omit to state the measurable results of the change in policy. Since the change referenced in the issuer’s 2012 proxy statement, the Board has added new directors in each of 2012 and 2013. This material development contradicts the evidence cited in support of the alleged “entrenchment mindset.” Please qualify the characterization regarding the “entrenchment mindset” to account for this development, or delete such characterization.

Blue Clay has revised the Proxy Statement in response to this comment.  See page 9.

*   *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell